Filed Pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12

Subject Company:
Humboldt Bancorp Filing Person:
Humboldt Bancorp File Number:
000-27784

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward-looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

THE FOLLOWING LETTER WAS SENT TO CUSTOMERS OF HUMBOLDT BANK:

Customer Communication #3
Merger Update

To our valued customer:

Since March, we have been committed to keeping you informed on developments regarding the merger of Humboldt Bank and its operating divisions – Capitol Valley Bank, Feather River State Bank, and Tehama Bank — with Umpqua Bank.

We are very pleased to report that the merger is expected to be completed in July of this year, earlier than originally anticipated, pending shareholder and regulatory approvals. If the merger is completed in July, at that time your local sales and service center will officially become an Umpqua Bank store, with the friendly people you know and trust.

In conjunction with the merger, we understand that you may have questions about how you will be affected, and we hope the following Q&A has the answers you need:

Q:	When will the merger of Humboldt Bank into Umpqua Bank be completed?

A:	We expect the merger to be finalized in early July 2004, at which point your local sales and service center will officially become an Umpqua Bank store.

Q:	Will my account number change?
A:	No account numbers will be changed as a result of the merger.

Q:	Will my old Visa Check/ATM cards and checks still work?
A:	Yes, your Visa Check/ATM cards will continue to work and your checks will still be honored. Soon after the merger is complete, we will issue you new Umpqua Bank Visa Check/ATM cards and checks.

Q:	Will any sales and service centers be closed?
A:	No. There will be no sales and service centers closed as part of this merger. You may continue to conduct your banking business at the same location, with the friendly people you know and trust. In fact, you will have access to 91 sales and service centers and 128 ATMs in Northern California, Oregon and Southern Washington.

Q:	Will customers’ existing loan rates or terms change?
A:	No. Loan rates and terms will not change as a result of the merger.

Q:	Will Umpqua Bank continue to serve as a community bank?
A:	Yes. Umpqua Bank is committed to supporting the communities it serves including keeping decision making local. In addition, Umpqua Bank will introduce several new programs for charitable giving and community outreach that will make a significant contribution to your community.

If you have any other questions, please feel free to contact your local sales and service center, our Customer Service Hotline at (866) 682-1557 during regular weekday business hours, or e-mail us at service@humboldtbank.com.

Thank you for your continued support. We appreciate the opportunity to serve you as a valued customer of Humboldt bank, and look forward to serving your complete financial needs in the future as part of Umpqua Bank.

Sincerely,

Robert M. Daugherty
President & CEO
Humboldt Bancorp/Humboldt Bank

The foregoing may be deemed to be offering or solicitation materials of Umpqua Holdings Corporation and Humboldt Bancorp in connection with Umpqua’s proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus included in the registration statement on Form S-4, which Umpqua Holdings filed with the SEC in connection with the proposed merger, because it contains important information about Umpqua, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in the joint proxy statement/prospectus filed with the SEC. All documents filed with the SEC are available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.